MiddleBrook Pharmaceuticals, Inc.
20425 Seneca Meadows Parkway
Germantown, MD 20876
July 28, 2008
Jeffrey Riedler, Esq.
Song P. Brandon, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549

RE:	MiddleBrook Pharmaceuticals, Inc. Preliminary Proxy Statement on Schedule 14A, Filed July 16, 2008 File No. 0-50414
Dear Mr. Riedler and Ms. Brandon:
      We refer to our response letter dated July 28, 2008 that we filed today morning in response to your comment letter dated July 25, 2008. We greatly appreciate and thank Ms. Brandon for reviewing our response letter expeditiously. As per the telephonic discussion between Ms. Brandon and our counsel Avinash Ganatra, Esq. of Dewey & LeBoeuf LLP this morning, we hereby confirm that we will include the following information in the definitive proxy statement on Schedule 14A that we propose to file with the Securities and Exchange Commission (the “Commission”):
1.     We will include a sentence in the description of Proposal 1 that references (i) our current report on Form 8-K filed with the Commission on November 13, 2007 (the “November 2007 Form 8-K”) that contains a description of the materials terms of our November 2007 sale of assets to the Deerfield entities (the “Deerfield Sale”) and that contains all the material agreements relating to the Deerfield Sale filed as exhibits thereto and (ii) the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Marketed Products – Keflex (non-PULSYS) — Keflex Agreements – Deerfield Transaction,” in our quarterly report on Form 10-Q for the quarter ended March 31, 2008 (the "March 31, 2008 Form 10-Q") that also contains a description of the Deerfield Sale; and
2.     We will expressly incorporate by reference into our definitive proxy statement the November 2007 Form 8-K and above-referenced section of the March 31, 2008 Form 10-Q by listing both items under the caption “Incorporation By Reference.”

July 28, 2008

     Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests to me at Tel: (301) 944-6650 (Fax: (301) 944-6700) or to our counsel Avinash Ganatra, Esq. of Dewey & LeBoeuf LLP at Tel: (212) 259-7540 (Fax: (212) 259-6333).
Sincerely,
/s/ Edward M. Rudnic
Edward M. Rudnic, Ph.D.
President and Chief Executive Officer

cc:	Robert C. Low, MiddleBrook Pharmaceuticals, Inc. Frederick W. Kanner, Esq., Dewey & LeBoeuf LLP Avinash V. Ganatra, Esq., Dewey & LeBoeuf LLP